913

Goldman, Sachs & Co. | One New York Plaza | New York, New York 10004
Tel: 212-902-1000

Branch 17
811-05349

Goldman Sachs

November 24, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Goldman Sachs Trust
Registration Nos. 33-17619/811-5349
Goldman Sachs Mutual Funds Fee Litigation: All Actions
Master File: 04-cv-2567 (NRB)

Gentlemen and Ladies:

On behalf of the Goldman Sachs Trust, enclosed herewith for filing pursuant to Section 33 of the Investment Company Act of 1940 is a copy of the above referenced consolidated amended class and derivative action complaint against The Goldman Sachs Group, Inc., Goldman Sachs Asset Management, L.P., the Trustees and Officers of the Goldman Sachs Trust and John Doe Defendants. In addition, various investment portfolios of the Goldman Sachs Trust were named as nominal defendants. The complaint alleges violations of Sections 34(b), 36(b) and 48(a) of the Investment Company Act of 1940; Section 206 and 215 of the Investment Advisers Act of 1940; and common law breach of fiduciary duty.

Please date stamp the duplicate copy of this letter and return it to the undersigned.

Please direct any questions concerning the foregoing to Howard Surloff at (212) 902-3309.

Very truly yours,

Sabrina L. Khan

Sabrina L. Khan
Vice President

cc: Jeffrey Dalke
Kenneth Greenberg

Goldman, Sachs & Co. | One New York Plaza | New York, New York 10004
Tel: 212-902-1000

Goldman Sachs

November 24, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Goldman Sachs Trust
Registration Nos. 33-17619/811-5349
Goldman Sachs Mutual Funds Fee Litigation: All Actions
Master File: 04-cv-2567 (NRB)

Gentlemen and Ladies:

On behalf of the Goldman Sachs Trust, enclosed herewith for filing pursuant to Section 33 of the Investment Company Act of 1940 is a copy of the above referenced consolidated amended class and derivative action complaint against The Goldman Sachs Group, Inc., Goldman Sachs Asset Management, L.P., the Trustees and Officers of the Goldman Sachs Trust and John Doe Defendants. In addition, various investment portfolios of the Goldman Sachs Trust were named as nominal defendants. The complaint alleges violations of Sections 34(b), 36(b) and 48(a) of the Investment Company Act of 1940; Section 206 and 215 of the Investment Advisers Act of 1940; and common law breach of fiduciary duty.

Please date stamp the duplicate copy of this letter and return it to the undersigned.

Please direct any questions concerning the foregoing to Howard Surloff at (212) 902-3309.

Very truly yours,

Sabrina L. Khan
Vice President

cc: Jeffrey Dalke
Kenneth Greenberg

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

In re GOLDMAN SACHS MUTUAL FUNDS FEE LITIGATION THIS DOCUMENT APPLIES TO: ALL ACTIONS	)))))	MASTER FILE: 04-cv-2567 (NRB)

CONSOLIDATED AMENDED COMPLAINT

Plaintiffs, by and through their counsel, allege the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, advisories, press releases, media reports, news articles, academic literature and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

1. This is a federal class action based upon the charging of excessive and inappropriate fees and expenses to Goldman Sachs mutual fund investors by The Goldman Sachs Group, Inc. ("Defendants"), and those of its subsidiaries and affiliates also named herein as Defendants. Defendants then used these fees, in part, to improperly pay and induce brokerage firms to steer more investors into Goldman Sachs mutual funds (the "Goldman Sachs Funds" or the "Funds"). As a result of their material misrepresentations and omissions and conduct detailed below, Defendants are liable for violations of the Investment Company Act of 1940 (the "Investment Company Act"); the Investment Advisers Act of 1940 (the "Investment Advisers Act"); New York General Business Law § 349; and for unjust enrichment and aiding and abetting breaches of fiduciary duty to a class (the "Class") of all persons or entities who held one or more shares of Goldman Sachs Funds, set forth in Exhibit A attached hereto, during the period April 2, 1999 and ending January 9, 2004 (the "Class Period").

2. In essence, Defendants used Goldman Sachs Funds investor assets to pay kickbacks to brokerages in exchange for the brokerages steering their clients into Goldman Sachs Funds. Defendants referred to this as buying "shelf-space" at the brokerages whereby they made undisclosed and improper payments to brokerages including Edward D. Jones & Co. ("Edward Jones"), AG Edwards, Salomon Smith Barney, Merrill Lynch and Wachovia Securities to induce them to direct investors into Goldman Sachs Funds. Then, once invested in Goldman Sachs Funds, investors were charged and paid undisclosed fees to Defendants that were improperly used by the Defendants to pay brokers to push Goldman Sachs Funds on still more investors in order to increase the level of investments in Goldman Sachs Funds.

3. Defendants' practice of charging excessive fees and commissions to Goldman Sachs Funds investors to pay and induce brokers to steer investors into the Goldman Sachs Funds necessarily created insurmountable conflicts of interest for the brokers who were purportedly acting in the best interests of their clients – but in fact were only concerned with their pay-offs from Goldman Sachs.

4. The practice of charging excessive fees and commissions also created insurmountable conflicts of interest for the investment advisers to the Goldman Sachs Funds who had a duty to act in the best interests of fund investors, but were, in fact, only concerned with siphoning fees from the fund investors to induce brokers to artificially increase the amount of money invested in Goldman Sachs Funds. Goldman Sachs was motivated to engage in this undisclosed plan of charging excessive fees to induce brokers to steer investors into Goldman Sachs Funds because the fees it collected for managing and advising the Goldman Sachs Funds were calculated as a percentage of the funds value and, therefore, tended to increase as the number of Goldman Sachs Funds investors grew. For example, as stated in a Goldman Sachs annual report on Form 10-K filed with the SEC for fiscal year ended November 29, 2002, asset

management revenues, which include investment advisory fees, were as follows: $1,345,000,000 in 2000, $1,473,000,000 in 2001 and $1,653,000,000 in 2002. This increase in asset management and advisory fee revenues was due to an overall increase in average managed assets during this period. The Investment Adviser Defendants (as defined herein) attempted to justify this conduct on the ground that by increasing the Goldman Sachs Funds assets it was creating economies of scale that inured to the benefit of investors but, in truth and in fact, Goldman Sachs Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the Goldman Sachs Funds steadily increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the Goldman Sachs Funds to finance its ongoing marketing campaign. The Goldman Sachs Funds trustees and officers, who purported to be Goldman Sachs Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. Defendants purposely omitted disclosing the nature of the improper excessive fees and commissions charged to Plaintiffs and other members of the Class. The Defendants concealed such fees used to induce brokers to push Goldman Sachs Funds as they realized that the inducements created insurmountable conflicts of interest significant to any reasonable person deciding how to invest his or her money.

6. In actions to date against Morgan Stanley DW, Inc. ("Morgan Stanley"), Massachusetts Financial Services ("MFS") and certain PIMCO entities, among others, the SEC has condemned the practices complained about here, stating that they create insurmountable, undisclosed conflicts of interest in violation of the securities laws. In particular, in the action against Morgan Stanley, the SEC stated:

> This matter arises from Morgan Stanley DW's failure to disclose adequately certain material facts to its customers...[namely that] it

> collected from a select group of mutual fund complexes amounts in excess of standard sales loads and Rule 12b-1 trail payments.
>
> * * *
>
> Although the Asset Retention Program and Partners funds' prospectuses and SAIs [Statements of Additional Information] contain various disclosures concerning payments to the broker-dealers distributing their funds, none adequately disclose the preferred programs as such, nor do most provide sufficient facts about the preferred programs for investors to appreciate the dimension of the conflicts of interest inherent in them. For example, none of the prospectuses specifically discloses that Morgan Stanley DW receives payments from the fund complexes, that the fund complexes send portfolio brokerage commissions to Morgan Stanley DW or Morgan Stanley & Co. in exchange for enhanced sales and marketing, nor do they describe for investors the various marketing advantages provided through the programs.

See the November 17, 2003 SEC Order Instituting Administrative and Cease-and Desist Proceedings, Making Findings, and Imposing Remedial Sanctions In the Matter of Morgan Stanley DW, Inc. (the "Morgan Stanley SEC Cease-and-Desist Order"), *at* http://www.sec.gov/litigation/admin/33-8339.htm.

7. The SEC concluded that such conduct violated Section 17(a)(2) of the Securities Act of 1933 ("Securities Act"), among other statutes, that prohibits one from obtaining money or property "by means of any untrue statement of a material fact or any omission to state a material fact necessary in order to make the statement made, in light of the circumstances under which they made, not misleading." *Id.*

8. In a similar enforcement action, the NASD also condemned the practices at issue here and concluded that such payments to brokerages violated NASD Rule 2830(k) which prohibits the type of directed brokerage paid by Goldman Sachs.

9. The truth about Goldman Sachs finally emerged on January 9, 2004 when the *Wall Street Journal* revealed a "shelf-space" revenue sharing scheme between the broker Edward Jones and Goldman Sachs. The *Wall Street Journal* exposed Goldman Sachs' revenue sharing shelf-space program when it reported that Goldman Sachs paid brokers substantial amounts to

favor Goldman Sachs when pitching Goldman Sachs funds to customers. The *Wall Street Journal* specifically noted that:

> Mutual-fund companies are eager to sell their funds through [Edward] Jones because it has more than 9,000 brokers, the fourth-largest such group in the nation. The firm is also a sought-after distributor because its seven-member preferred list is relatively short. The seven [preferred partners includes] Goldman Sachs Group Inc....

10. The actions of the Goldman Sachs defendants described herein are no different from those already condemned by the SEC and NASD. As described by Sen. Peter Fitzgerald (R-Ill.) in a January 28, 2004 *Los Angeles Times* article about a Senate committee hearing on mutual funds, the mutual fund industry "is indeed the world's largest skimming operation," tantamount to "'a $7-trillion trough' exploited by fund managers, brokers and other insiders."

JURISDICTION AND VENUE

11. The claims asserted herein arise under and pursuant to §§ 34(b), 36(a), 36(b) and 48(a) of the Investment Company Act of 1940, 15 U.S.C. §§ 80a-33(b), 80a-35(a) and (b) and 80a-47(a); §§ 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§ 80b-6 and 80b-15; CPLR § 349; and the common law.

12. This Court has jurisdiction over the subject matter of this action pursuant to § 44 of the Investment Company Act, 15 U.S.C. § 80a-43, § 214 of the Investment Advisers Act, 15 U.S.C. § 80b-14; 28 U.S.C. § 1331; 28 U.S.C. § 1367(a); and 28 U.S.C. § 1391(b).

13. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Goldman Sachs is headquartered in this District.

14. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

Plaintiffs

15. Plaintiff Lois Burke held during the Class Period and continues to hold shares or units of the Goldman Sachs Internet Tollkeeper Fund and has been damaged by the conduct alleged herein. A copy of her verification is attached to Exhibit B, submitted herewith.

16. Plaintiff Marianne Gooris held during the Class Period shares or units of the Goldman Sachs Capital Growth Fund and has been damaged by the conduct alleged herein.

17. Plaintiff Henry C. Gross held during the Class Period shares or units of the Goldman Sachs Core Large Cap Growth Fund and has been damaged by the conduct alleged herein.

18. Plaintiffs Josef P. Pokorny and Diana D. Pokorny held during the Class Period and continues to hold shares or units of the Goldman Sachs Research Select Fund and has been damaged by the conduct alleged herein.

19. Plaintiffs Maurice Rosenthal and Arlene Rosenthal held during the Class Period and continue to hold shares or units of the Goldman Sachs Internet Tollkeeper Fund and has been damaged by the conduct alleged herein. A copy of their verification is attached to Exhibit B, submitted herewith.

The Parent Company

20. Defendant The Goldman Sachs Group, Inc. ("Goldman Sachs") is a leading global investment banking, securities and investment management firm that provides a wide

range of services worldwide to a substantial and diversified client base. It sponsors, markets and provides investment-related services to various investment products, including mutual funds. It is one of the largest mutual fund managers in the United States with $375 billion in assets under management as of December 31, 2003.

The Investment Advisers

21. Defendant Goldman Sachs Asset Management, L.P. ("GSAM") (formerly, Goldman Sachs Funds Management, L.P.), a business unit of the Investment Management Division of Goldman Sachs, serves as the Investment Adviser to the Funds. As of September 1, 1999, the Investment Management Division was established as a new operating division of Goldman Sachs and includes GSAM. Goldman Sachs registered as an investment adviser in 1981. The Goldman Sachs Group, L.P., which controlled the Investment Adviser, merged into The Goldman Sachs Group, Inc. as a result of an initial public offering in 1999.

22. Defendant Goldman Sachs Asset Management International ("GSAMI"), a unit of the Investment Management Division of Goldman Sachs, serves as investment adviser to certain of the Goldman Sachs Funds. As a company with unlimited liability under the laws of England, GSAMI is regulated by the Investment Management Regulatory Organization Limited, a United Kingdom self-regulatory organization, in the conduct of its investment advisory business. GSAMI is located at Procession House, 55 Ludgate Hill, London, England EC4M 7JW.

23. Defendants GSAM and GSAMI are herein referred to as the "Investment Adviser Defendants." Investment management fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management. The Investment Adviser Defendants provide day-to-day advice regarding the Fund's portfolio transactions.

Trustees and Officers

24. During the Class Period, defendant Ashok N. Bakhru ("Bakhru") was Chairman of the Board of Trustees charged with overseeing at least 53 portfolios that made up the Goldman Sachs Mutual Fund complex during the Class Period. For his service as Chairman and Trustee overseeing the Goldman Sachs Mutual Fund complex, Bakhru received compensation of $154,286 for the fiscal year ended August 31, 2002. Bakhru violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

25. During the Class Period, defendant Patrick T. Harker ("Harker") was a Trustee or Officer charged with overseeing at least 53 portfolios that made up the Goldman Sachs Mutual Fund complex during the Class Period. For his service as Trustee or Officer overseeing the Goldman Sachs Mutual Fund complex, Harker received compensation of $114,847 for the fiscal year ended August 31, 2002. Harker violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

26. During the Class Period, defendant Mary P. McPherson ("McPherson") was a Trustee or Officer charged with overseeing at least 53 portfolios that made up the Goldman Sachs Mutual Fund complex during the Class Period. For her service as Trustee or Officer overseeing the Goldman Sachs Mutual Fund complex, McPherson received compensation of $114,847 for the fiscal year ended August 31, 2002. McPherson violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

27. During the Class Period, defendant Wilma J. Smelcer ("Smelcer") was a Trustee or Officer charged with overseeing at least 53 portfolios that made up the Goldman Sachs

Mutual Fund complex during the Class Period. For her service as Trustee or Officer overseeing the Goldman Sachs Mutual Fund complex, Smelcer received compensation of $114,847 for the fiscal year ended August 31, 2002. Smelcer violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

28. During the Class Period, defendant Richard P. Strubel ("Strubel") was a Trustee or Officer charged with overseeing at least 53 portfolios that made up the Goldman Sachs Mutual Fund complex during the Class Period. For his service as Trustee or Officer overseeing the Goldman Sachs Mutual Fund complex, Strubel received compensation of $114,847 for the fiscal year ended August 31, 2002. Strubel violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

29. During the Class Period, defendant Gary D. Black ("Black") was a Trustee or Officer charged with overseeing at least 53 portfolios that made up the Goldman Sachs Mutual Fund complex during the Class Period. Additionally, Black served as a Managing Director of Goldman Sachs during the Class Period, and is an "interested person" as defined in the Investment Company Act. Black violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

30. During the Class Period, defendant James McNamara ("McNamara") was a Trustee or Officer charged with overseeing at least 53 portfolios that made up the Goldman Sachs Mutual Fund complex during the Class Period. Additionally, McNamara served as a Managing Director of Goldman Sachs and as Vice President of the Goldman Sachs Mutual Fund Complex during the Class Period. He also served as Director of Institutional Fund Sales for

GSAM until December 2000. He is an "interested person" as defined in the Investment Company Act. McNamara violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

31. During the Class Period, defendant Alan A. Shuch ("Shuch") was a Trustee or Officer charged with overseeing at least 53 portfolios that made up the Goldman Sachs Mutual Fund complex during the Class Period. Additionally, Shuch served as an Advisory Director of GSAM during the Class Period. He also served as a consultant to GSAM and a Limited Partner of Goldman Sachs until May 1999. He is an "interested person" as defined in the Investment Company Act. Shuch violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

32. During the Class Period, defendant Kaysie P. Uniacke ("Uniacke") was a Trustee or Officer charged with overseeing at least 53 portfolios that made up the Goldman Sachs Mutual Fund complex during the Class Period. Additionally, Uniacke served as a Managing Director of GSAM and President of the Goldman Sachs Mutual Fund complex during the Class Period. She also served as an Assistant Secretary to the Goldman Sachs Mutual Fund complex until 2002. She is an "interested person" as defined in the Investment Company Act. Uniacke violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

33. During the Class Period, defendant John M. Perlowski ("Perlowski") was a Trustee or Officer charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Perlowski served as Treasurer of the Goldman Sachs Mutual Fund complex and Vice President of Goldman Sachs during the Class

Period. Perlowski violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

34. During the Class Period, defendant Philip V. Giuca, Jr. ("Giuca") was a Trustee or Officer charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Giuca served as Assistant Treasurer of the Goldman Sachs Mutual Fund complex and Vice President of Goldman Sachs during the Class Period. Giuca violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

35. During the Class Period, defendant Peter Fortner ("Fortner") was a Trustee or Officer charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Fortner served as Assistant Treasurer of the Goldman Sachs Mutual Fund complex and Vice President of Goldman Sachs during the Class Period. Fortner violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

36. During the Class Period, defendant Kenneth G. Curran ("Kenneth Curran") was a Trustee or Officer charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Kenneth Curran served as Assistant Treasurer of the Goldman Sachs Mutual Fund complex and Vice President of Goldman Sachs during the Class Period. Kenneth Curran violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

37. During the Class Period, defendant James A. Fitzpatrick ("Fitzpatrick") was a Trustee or Officer charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Fitzpatrick served as Vice President of the Goldman Sachs Mutual Fund complex and a Managing Director of Goldman Sachs during the Class Period. He also served as Vice President of GSAM until December 1999. Fitzpatrick violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

38. During the Class Period, defendant Jesse Cole ("Cole") was a Trustee or Officer charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Cole served as Vice President of the Goldman Sachs Mutual Fund complex and Vice President of GSAM during the Class Period. Cole violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

39. During the Class Period, defendant Kerry K. Daniels ("Daniels") was a Trustee or Officer charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Daniels served as Vice President of the Goldman Sachs Mutual Fund complex and Manager of Financial Control in the Shareholder Services division of Goldman Sachs during the Class Period. Daniels violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

40. During the Class Period, defendant Mary F. Hoppa ("Hoppa") was a Trustee or Officer charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Hoppa served as Vice President of the Goldman Sachs Mutual Fund complex and Vice President of Goldman Sachs during the Class

Period. Hoppa violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

41. During the Class Period, defendant Christopher Keller ("Keller") was a Trustee or Officer charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Keller served as Vice President of the Goldman Sachs Mutual Fund complex and Vice President of Goldman Sachs during the Class Period. Keller violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

42. During the Class Period, defendant Howard B. Surloff ("Surloff") was a Trustee or Officer charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Surloff served as a Secretary of the Goldman Sachs Mutual Fund complex, a Managing Director and Associate General Counsel of Goldman Sachs during the Class Period. He also previously served as an Assistant Secretary in the Goldman Sachs Mutual Fund complex. Surloff violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

43. During the Class Period, defendant Dave Fishman ("Fishman") was a Trustee or Officer charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Fishman served as Assistant Secretary of the Goldman Sachs Mutual Fund complex and a Managing Director of Goldman Sachs during the Class Period. He also previously served as a Vice President of Goldman Sachs until December 2001. Fishman violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

44. During the Class Period, defendant Danny Burke ("Burke") was a Trustee or Officer charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Burke served as Assistant Secretary of the Goldman Sachs Mutual Fund complex and Vice President of Goldman Sachs during the Class Period. Burke violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

45. During the Class Period, defendant Elizabeth D. Anderson ("Anderson") was a Trustee or Officer charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Anderson served as Assistant Secretary of the Goldman Sachs Mutual Fund complex and Fund Manager of GSAM during the Class Period. Anderson violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

46. During the Class Period, defendant Amy E. Curran ("Amy Curran") was a Trustee or Officer charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Amy Curran served as Assistant Secretary of the Goldman Sachs Mutual Fund complex, Vice President and Assistant General Counsel of Goldman Sachs during the Class Period. She also served as Counsel to Goldman Sachs until 2000. Amy Curran violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

47. Defendants Bakhru, Harker, McPherson, Smelcer, Strubel, Black, McNamara, Shuch, Uniacke, Perlowski, Giuca, Fortner, Kenneth Curran, Fitzpatrick, Cole, Daniels, Hoppa,

Keller, Surloff, Fishman, Burke, Anderson and Amy Curran are referred to collectively herein as the "Trustee/Officer Defendants."

The John Doe Defendants

48. Defendants John Does 1-100 are other wrongdoers whose identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

The Distributor

49. During the Class Period, defendant Goldman, Sachs & Co. (the "Distributor" or the "Distributor Defendant") served as the exclusive distributor of shares of the Funds pursuant to a "best efforts" arrangement as provided by a distribution agreement with the Trust on behalf of each Fund. Shares of the Funds are offered and sold on a continuous basis by Goldman Sachs, acting as agent. The Distributor also served as the transfer agent for certain Goldman Sachs Funds, and as such performed various shareholder servicing functions. The Distributor Defendant is located at 85 Broad Street, New York, New York 10004.

Nominal Defendants: The Goldman Sachs Funds

50. Nominal defendants, the Goldman Sachs Funds, as identified on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, all having a Board of Trustees charged with representing the interests of the shareholders in the funds. The Goldman Sachs Funds are named as nominal defendants solely to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

51. The Goldman Sachs Trust is organized as a Delaware business trust established by a Declaration of Trust. The Trust is a successor to a Massachusetts business trust that was

combined with the Trust. The Goldman Sachs Variable Insurance Trust is also an open-end, management investment company which was formed under the laws of the state of Delaware. Each Fund is a series of the respective Trust, and the Trustees of each Trust have authority under the Trust's charter to create and classify shares into separate series and to classify and reclassify any series or portfolio of shares into one or more classes without further action by shareholders. Pursuant thereto, the Trustees have created the Funds and other series. Additional series may be added in the future from time to time. The Goldman Sachs Trust and the Goldman Sachs Variable Insurance Trust are collectively referred to herein as the "Trusts."

52. All the Goldman Sachs Funds are essentially alter egos of one another. The Goldman Sachs Funds are mainly pools of investor assets that are managed and administered by officers and employees of Goldman Sachs, not by Fund employees who are independent of Goldman Sachs. The Goldman Sachs Funds share a common Board of Trustees, officers and employees of Goldman Sachs who administer the Goldman Sachs Funds and portfolios generally, and are not limited to individual Goldman Sachs Funds. Individual Goldman Sachs Funds have no independent will and are totally dominated by Goldman Sachs and the common body of trustees established by Goldman Sachs. In substance, the Goldman Sachs Funds function as components of one unitary organization.

53. All Goldman Sachs Funds share one of the Investment Adviser Defendants as their investment adviser, and share Goldman Sachs as their distributor and transfer agent. Additionally, Goldman Sachs pools together fees and expenses collected from the Goldman Sachs Funds investors, resulting in the Goldman Sachs Funds sharing expenses with one another. The Statement of Additional Information, dated December 20, 2002, made available to Goldman Sachs Funds investors upon request for the funds offered by Goldman Sachs Trust, which includes the various classes of funds including the Goldman Sachs Capital Growth Fund and the

Goldman Sachs Core Large Cap Growth Fund, (the "SAI"), and is identical in substance to all Goldman Sachs SAIs issued during the Class Period, describes how costs for research services are commingled and shared by the various Funds:

> **The Trust, on behalf of each Fund, is responsible for the payment of each Fund's respective expenses.** The expenses include, without limitation, the fees payable to the Investment Advisers, service fees and shareholder administration fees paid to Service Organizations, the fees and expenses of the Trust's custodian and subcustodians, transfer agent fees, brokerage fees and commissions, filing fees for the registration or qualification of the Trust's shares under federal or state securities laws, expenses of the organization of the Trust, fees and expenses incurred by the Trust in connection with membership in investment company organizations, taxes, interest, costs of liability insurance, fidelity bonds or indemnification, any costs, expenses or losses arising out of any liability of, or claim for damages or other relief asserted against, the Trust for violation of any law, legal and auditing fees and expenses (including the cost of legal and certain accounting services rendered by employees of GSAM, GSAMI and Goldman Sachs with respect to the Trust), expenses of preparing and setting in type prospectuses, statements of additional information, proxy material, reports and notices and the printing and distributing of the same to the Trust's shareholders and regulatory authorities, any expenses assumed by a Fund pursuant to its Distribution and Service Plans, compensation and expenses of its "non-interested" Trustees and extraordinary expenses, if any, incurred by the Trust. Except for fees under any service plan, shareholder administration plan or distribution and service plans applicable to a particular class and transfer agency fees and expenses, **all Fund expenses are borne on a non-class specific basis.**

[Emphasis added.]

54. Similarly, the SEC recognized that mutual funds pool fees and expenses when it issued a report in December 2000 titled "Division of Investment Management: Report on Mutual Fund Fees and Expenses." In the report, the SEC noted that "...many fund expenses, including the management fee, are incurred at the portfolio level and then allocated among a fund's classes typically based on the relative net assets of each class."

See http://www.sec.gov/news/studies/feestudy.htm.

SUBSTANTIVE ALLEGATIONS

DEFENDANTS IMPROPERLY USED INVESTORS' ASSETS TO UNDULY INFLUENCE BROKERS TO PUSH GOLDMAN SACHS MUTUAL FUNDS

Defendants Used Improper Means to Acquire "Shelf-Space" at Brokerages

55. Unbeknownst to Plaintiffs and other members of the Class, Defendants used the assets of its mutual fund investors to participate in "shelf-space" programs at various brokerages, including, but not limited to, Edward Jones, AG Edwards, Salomon Smith Barney, Merrill Lynch and Wachovia Securities. These improper *quid pro quo* arrangements were known as buying "shelf-space" at the brokerages. These payments in exchange for "shelf-space" were nothing more than a series of veiled payments by Defendants to have brokers steer unknowing investors into the Goldman Sachs Funds.

56. These *quid pro quo* "shelf-space" agreements between Defendants and the brokerage firms called for millions of dollars in additional compensation to be paid from Defendants to the brokerages as incentive to steer unwitting investors into the Defendants' Funds, resulting in inflated fees being paid by investors.

57. The payments for these *quid pro quo* arrangements with brokerage houses came in the form of "revenue sharing payment," "slush funds" and improper "soft dollars," among other improper inducements.

Revenue Sharing

58. According to a former Goldman Sachs mutual fund wholesaler who worked for Goldman Sachs during the Class Period, Defendants made revenue sharing payments to brokerage houses as part of the *quid pro quo* "shelf-space" arrangements. In other words, Defendants paid the brokerage houses and their brokers ***cash*** to push their clients into the Goldman Sachs Funds. To the extent revenue sharing payments were made in the form of

commissions or otherwise, the Investment Advisers recouped these payments through their management fees.

59. According to both a former investment representative from Edward Jones who sold Goldman Sachs mutual funds during the Class Period and to internal Edward Jones documents from the Class Period, Goldman Sachs paid brokers ***cash*** to push the Goldman Sachs mutual funds. Such revenue-sharing payments took a variety of forms.

60. The most direct form, according to the former Edward Jones investment representative identified in ¶ 59, is that Goldman Sachs would send the brokers checks for pushing the Goldman Sachs Funds.

61. The second form of revenue sharing payment was funneled through to the broker through the brokerages' management. This second form of revenue sharing was reflected in the broker compensation statement which had a line-item for the revenue sharing dollars paid to the broker. Moreover, according to a former broker at Edward Jones who sold Goldman Sachs mutual funds during the Class Period, management at Edward Jones stressed to brokers that Goldman Sachs mutual funds were to be pushed so that Edward Jones could reap as much as possible in revenue sharing dollars from Edward Jones.

62. Additionally, according to a former Edward Jones investment representative who sold Goldman Sachs Funds during the Class Period, Goldman Sachs would rank brokers on their sales of Goldman Sachs Funds and established a "Blue Chip Council" for those who pushed the most Goldman Sachs Funds. Membership in the "Blue Chip Council" entitled brokers who sold Goldman Sachs Funds to even higher payouts of commissions and revenue sharing.

Slush Funds

63. According to a former investment representative from Edward Jones who sold Goldman Sachs Funds during the Class Period, Goldman Sachs established slush funds to pay

brokers to push Goldman Sachs mutual funds. According to this former investment representative, a Goldman Sachs wholesaler was in charge of the slush funds and would regularly make payments out of the fund to brokers who pushed Goldman Sachs Funds.

<u>Soft Dollars</u>

64. In addition to revenue sharing payments and pay-outs from the Goldman Sachs slush fund, Defendants also used soft dollars to pay brokerages to push clients into the Goldman Sachs Funds. Soft dollars reflected the amount of a commission above the actual execution cost.

<u>Lavish Trips and Exotic Vacations</u>

65. In addition to revenue sharing payments, slush fund pay-outs and soft dollars, Goldman Sachs also rewarded brokers that pushed Goldman Sachs mutual funds with lavish trips and exotic vacations. According to a former broker who pushed Goldman Sachs mutual funds during the Class Period, he received lavish trips around the world paid for by Goldman Sachs for his work in pushing Goldman Sachs Funds.

<u>Goldman Sachs' Improper "Shelf-Space" Arrangements With Edward Jones</u>

66. According to numerous former investment representatives who worked at Edward Jones during the Class Period, Goldman Sachs was one of the preferred funds that participated in the "shelf-space program" at Edward Jones. The shelf-space program was nothing more than a vehicle for enabling a series of veiled payments by Goldman Sachs to Edward Jones to steer unknowing investors into Goldman Sachs Funds. ***Under the shelf-space program, Edward Jones brokers improperly and aggressively pushed Goldman Sachs Funds on unwitting clients solely because they received improper incentives from Goldman Sachs to do so, not because such funds were in the best interests of the investors.***

67. Goldman Sachs paid Edward Jones during the Class Period as part of the *quid pro quo* arrangement with Edward Jones to participate in the shelf-space program. In numerous

enforcement actions to date, such payments have been condemned by the SEC as being improper and creating conflicts of interest that were not properly disclosed to investors.

68. As described by *The Wall Street Journal* in a January 9, 2004 article, mutual fund companies found Edward Jones to be an attractive broker to push their mutual funds because Edward Jones customers typically hold their mutual funds for longer periods of time than most mutual fund investors. Mutual fund companies such as Goldman Sachs benefit from such "buy-and-hold" investors because their fees are calculated as a percentage of assets under management, and such long holding periods provide the companies with reliable fee revenue. *The Wall Street Journal* described Edward Jones' attractiveness to mutual fund companies in the following terms:

> Jones has selling agreements with about 100 mutual funds, but 90% to 95% of its fund sales come from the seven preferred companies [including Goldman Sachs] who engage in revenue sharing, according to Boston financial consultants Cerulli Associates. Jones customers are viewed as desirable in the fund industry because many are loyal "buy and hold" investors. On average, Jones has said, they stayed invested in a mutual fund for about 20 years, reliably paying management fees. Financial-services veterans say the industry-wide average is about four years.

Jan. 9, 2004 Wall Street Journal at A1.

69. According to a former upper-level manager at Edward Jones, Goldman Sachs paid somewhere in the range of 12 to 14 basis points to Edward Jones for a preferred listing and that in addition to basis points, Goldman Sachs made shelf-space payments by also sharing banking and underwriting business with Edward Jones.

70. Moreover, according to a former investment representative at Edward Jones, the revenue sharing payment system was set up in such a manner that brokers who refused to sell Goldman Sachs Funds were castigated and received less in commission. Consequently, brokers pushed Goldman Sachs mutual funds on unwitting investors. In fact, according to a former

Edward Jones branch manager who supervised the sale of Goldman Sachs funds during the Class Period, brokers went as far as to get their clients to liquidate assets in other funds, thereby paying fees and other costs, and then reinvesting in Goldman Sachs mutual funds, as well as other mutual funds that had shelf-space arrangements.

71. Not only did Edward Jones emphasize selling Goldman Sachs funds, but it also made it difficult to buy non-preferred funds. According to a former Edward Jones broker, Edward Jones had an internal intranet system called View Information System through which brokers had to go to make mutual fund sales. View Information System only reflected mutual funds such as Goldman Sachs Funds that had shelf-space arrangements with Edward Jones. Consequently, it was almost impossible to sell a non-preferred fund because View Information System prevented a broker from entering those orders.

72. Throughout the Class Period, Edward Jones, Salomon Smith Barney and other brokerages reportedly received approximately $100 million per year for pushing Goldman Sachs and other preferred funds. The effect of these improper payments is evident by the fact that these funds constituted approximately 90% to 95% of the overall fund sales during the Class Period of brokerages such as Edward Jones and Salomon Smith Barney.

The Investigation of Edward Jones for its Involvement with Goldman Sachs And Other Preferred Partners

73. Edward Jones is just one of the brokerage houses to which Goldman Sachs made improper inducement payments in order to have Goldman Sachs funds improperly pushed on investors. For its role in accepting these payments from Goldman Sachs, among other wrongdoing, Edward Jones is a target of intensive investigations by various government regulators, including, but not limited to, the Securities and Exchange Commission, the U.S. Attorney's Office and a federal grand jury.

74. Jones Financial has since disclosed in a Form 10-K dated March 19, 2004 that the SEC and NASD are considering enforcement actions against Edward Jones for engaging in the same conduct for which the SEC and NASD previously sanctioned Morgan Stanley. The March 19, 2004 Form 10-K (the "Form 10-K") stated, *inter alia,* the following:

> **In January 2004, the staff of the SEC informed the Partnership that it is considering recommending enforcement action in connection with the Partnership's mutual fund sales practices.** The staff advised the Partnership that the proposed action against it would be based upon, among other things, the adequacy of the Partnership's disclosures regarding revenue sharing arrangements with specified investment companies and the Partnership's alleged favored sale or distribution of shares of those investment companies based upon considerations received.
>
> **Similarly, in January of 2004, the staff of the NASD informed the Partnership that it is considering recommending enforcement action in connection with the Partnership's mutual fund sales practices.** The staff advised the Partnership that the proposed action would be predicated upon, among other things, (1) the disclosures regarding revenue sharing arrangements with specified investment companies and entities affiliated with certain variable annuity investments were violative of NASD rules; and (2) the receipt of certain directed brokerage commissions by the Partnership and its sponsorship of certain award promotions were violative of other rules of the NASD.

[Emphasis added.]

Goldman Sachs' Improper Shelf-Space Agreements With AG Edwards, Salomon Smith Barney, Merrill Lynch and Wachovia Securities

75. Edward Jones was not the only brokerage firm that accepted payments from Goldman Sachs in exchange for pushing investors into Goldman Sachs Funds. During the Class Period, Goldman Sachs also made "shelf-space" payments to other major brokerage houses, including AG Edwards, Salomon Smith Barney, Merrill Lynch and Wachovia Securities.

76. Regarding the shelf-space payments, Wachovia's website explicitly states that "[a]t Wachovia Securities, we receive payments from many of the companies whose funds we sell." Goldman Sachs Funds are named as one of the mutual fund companies that pays

Wachovia Securities. *See* http://www.wachovia.com/files/MutualFund_Guide.pdf. [Emphasis added.]

77. Similarly, in a June 2004 Salomon Smith Barney press release, Goldman Sachs was identified as paying brokers at Salomon Smith Barney to push Goldman Sachs Funds. *See* http://www.smithbarney.com/products_services/mutual_funds/investor_information/revenueshare.html. The press release further states that "[f]or each fund family we offer, we seek to collect a mutual fund support fee, or what has come to be called a revenue sharing payment. These revenue sharing payments are in addition to the sales charges, annual service fees (referred to as "12b-1 fees"), applicable redemption fees and deferred sales charges, and other fees and expenses disclosed in a fund's prospectus fee table." *Id.*

Defendants Cloaked Their Practices in Secrecy

78. Defendants knew that these "shelf-space" arrangements present a clear conflict of interest, pitting the financial interest of the broker against that of its clients. Disclosure of this conflict is clearly material if clients are expected to make informed investment decisions. However, knowing that a recommendation to purchase the Goldman Sachs Funds would be completely undermined if clients knew that the broker was paid to give it, Goldman Sachs concealed the truth regarding these revenue sharing arrangements.

The Truth Is Revealed

79. On January 9, 2004, the *Wall Street Journal* exposed the relationship between the broker Edward Jones and Goldman Sachs as well as six other mutual funds companies, where the companies paid Edward Jones substantial amounts to favor those companies when pitching funds to customers. In the article, the *Wall Street Journal* detailed Edward Jones' wrongdoing based on an investigation that included interviews with 18 former and current Edward Jones brokers.

80. According to the article, the pressure to sell the preferred funds made it financially foolhardy for Edward Jones brokers to sell non-preferred funds. Quoting brokers who had sold only the preferred funds for years, the article reported as follows:

> Individual brokers have a strong financial incentive to pitch favored funds. The revenue-sharing payments are credited as income to the profit-and-loss statements of brokerage branches. Those statements are a significant factor in determining the size of brokers' bonuses, generally awarded three times a year, according to former brokers. The bonuses can add up to $80,000 or $90,000 for a good producer, and often average about a third of total compensation.
>
> **"I sold no outside funds, says former broker Eddie Hatch, who worked at Jones in North Carolina for 13 years, until he left in 2000 to work for another brokerage firm. You took a reduced payout" if you sold funds not on the preferred list, he adds.**
>
> Jones floods its brokers with literature from its preferred funds, former brokers say. "I didn't take the blinders off for nine years," says Scott Maxwell of Cary, N.C., a broker who left Jones for another firm in March of last year. He switched jobs, he says, largely because he was uncomfortable with the limited fund selection. Mr. Maxwell says he wanted to be freer to offer clients funds with better investment performance and lower fees.
>
> Jeff Davis says he was "young and wet behind the ears" when he was hired at Jones in 1993 after a stint as a White House intern. **Even before he fully understood the financial incentives, he says he sold the seven funds almost exclusively. "I was afraid not to,"** he adds. Mr. Davis, who left Jones in 2001 and started his own business, also says he was uncomfortable with the incentives and wanted more leeway to sell other funds.

[Emphasis added.]

81. The revenue sharing arrangements were harmful to investors, who, consistent with Edward Jones' representations, believed they were receiving objective, independent advice. In this regard, the *Wall Street Journal* article quotes a disappointed Edward Jones client who invested in one of the preferred mutual funds as follows:

> Like many who bought poorly performing [...] mutual funds in recent years, Nancy Wessels lost big. [...] What the 80-year old

widow's broker, Edward D. Jones & Co., never told her was that it had a strong incentive to sell [the "preferred"] funds instead of rivals that performed better. Jones receives hefty payments – one estimate tops $100 million a year – [from the "preferred" fund companies in exchange] for favoring those companies' funds at Jones's 8,131 U.S. sales offices, the largest brokerage network in the nation.

> **When training its brokers in fund sales, Jones gives them information almost exclusively about the seven "preferred" fund companies, according to former Jones brokers.** Bonuses for brokers depend in part on selling the preferred funds, and Jones generally discourages contact between brokers and sales representatives from rival funds. **But while revenue sharing and related incentives are familiar to industry insiders, Jones typically doesn't tell customers about any of these arrangements.**

> **The situation "gives you the feeling of being violated," says Mrs. Wessels's son, DuWayne, a Waterloo, Iowa, real-estate broker.** He says he found out about the fund-company payments to Jones from his mother's new broker when the son moved her $300,000 account to another firm in 2002.

> **"The deception is that the broker seems to give objective advice," says Tamar Frankel, a law professor at Boston University who specializes in mutual-fund regulation. "In fact, he is paid more for pushing only certain funds."**

[Emphasis added.]

82. The *Wall Street Journal* similarly noted that Edward Jones brokers were steering customers to Goldman Sachs mutual funds, although Goldman Sachs stock funds "have been underperformers."

83. On January 14, 2004, the *Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring. It held a news conference yesterday to announce **it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.**

Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.

The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund.

* * *

People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.

[Emphasis added.]

THE GOLDMAN SACHS DEFENDANTS ENGAGED IN IMPROPER CONDUCT

The Trustee/Officer Defendants Breached Their Fiduciary Duties To Goldman Sachs Funds Investors

84. Mutual funds Board of Directors/Trustees have a duty to protect investors and to closely watch that fees paid to an Investment Adviser are not excessive and that the Investment Adviser is acting in the best interests of the mutual fund investors. As explained by William Donaldson, the head of the SEC, in a January 7, 2004 speech to the Mutual Funds Directors Forum:

> The board of directors of a mutual fund has significant responsibility to protect investors. By law, directors generally are responsible for the oversight of all of the operations of a mutual fund. In addition, under the Investment Company Act, directors are assigned key responsibilities, such as negotiating and evaluating the reasonableness of advisory and other fees, selecting the fund's independent accountants, valuing certain securities held by the fund, and managing certain operational conflicts.
>
> The role of fund directors is particularly critical in the mutual fund context because almost all funds are organized and operated by external money-management firms, thereby creating inherent conflicts of interest and potential for abuse. Money-management firms operating mutual funds want to maximize their profits through fees provided by the funds, but the fees, of course, paid to these firms, reduce the returns to fund investors.
>
> Independent directors, in particular, should serve as "independent watchdogs" guarding investors' interests — and helping to protect fund assets from uses that will be of primary benefit to management companies. These interests must be paramount, for it is the investors who own the funds and for whose sole benefit they must be operated.

See http://www.sec.gov/news/speech/spch010704whd.htm.

85. The Investment Company Institute ("ICI"), of which Goldman Sachs & Co. is a member, also recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> **Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.**
>
> **In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.**

[Emphasis added.][1]

86. Accordingly, Goldman Sachs Funds public filings state that the Trustees of Goldman Sachs Funds are responsible for the management and supervision of each respective fund. In this regard, the SAI states, with respect to the duties of board members, as follows:

> The business and affairs of the Funds are managed under the direction of the Board of Trustees subject to the laws of the State of Delaware and the Trust's Declaration of Trust. The Trustees are responsible for deciding matters of general policy and reviewing the actions of the Trust's service providers. The officers of the Trust conduct and supervise each Fund's daily business operations.

87. Another section of the SAI appears under the heading MANAGEMENT SERVICES and sets forth in greater detail the purported process by which the investment manager is selected:

> The Funds' Management Agreements were most recently approved by the Trustees, including a majority of the Trustees who are not parties to the Management Agreements or "interested persons" (as such term is defined in the Act) of any party thereto (the "non-interested Trustees"), on April 24, 2002...At those meetings the Board of Trustees reviewed the written and oral presentations provided by the Investment Adviser in connection with the Trustees' consideration of the Management Agreements...**The Trustees considered, in particular, the Funds' management fee rates; the Funds' respective operating expense ratios; the Investment Adviser's current and prospective fee waivers and expense reimbursements for the respective Funds; and the investment performance of the Funds for the prior year and longer time periods.** The information on these matters was also compared to similar information for other mutual funds. **In addition, the Trustees considered the Funds' management fee structures in comparison to the structures used by other mutual funds; the revenues received by the Investment Adviser and its affiliates from the Funds for their investment management services and for other, non-investment**

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members represent 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled a paper titled *Understanding the Role of Mutual Fund Directors* available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

> **management services, and their expenses in providing such services; the brokerage and research services received in connection with the placement of brokerage transactions for the Funds; and the Funds' asset levels and possible economies of scale.** The Trustees also considered the personnel and resources of the Investment Adviser, the overall nature and quality of the Investment Adviser's services and the specific provisions of the Management Agreements. After consideration of the Investment Adviser's presentations, the non-interested Trustees discussed at greater length in executive session the fairness and reasonableness of the Management Agreements to the Funds and their shareholders, and concluded that the Management Agreements should be reapproved and continued in the interests of the Funds and their shareholders.

[Emphasis added.]

88. In truth and in fact, however, the Goldman Sachs Funds boards of trustees were captive to and controlled by Goldman Sachs who prevented Goldman Sachs Funds board members from fulfilling their statutory and fiduciary duties to manage and supervise the Goldman Sachs Funds, approve all significant agreements and otherwise take reasonable steps to prevent Goldman Sachs from skimming Goldman Sachs assets and charging excessive fees. The Defendants' Funds board members were beholden for their positions, not to Defendants' Fund investors, but rather to the Investment Adviser Defendants they were supposed to oversee. The Trustee Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed supposedly independent committees, charged with responsibility for billions of dollars of fund assets (much of which were comprised of investors' college and retirement savings). In this regard, the SAI stated as follows:

> **The Trust is not required to hold annual meetings of shareholders and does not intend to hold such meetings.** In the event that a meeting of shareholders is held, each share of the Trust will be entitled, as determined by the Trustees without the vote or consent of the shareholders, either to one vote for each share or to one vote for each dollar of net asset value represented by such share on all matters presented to shareholders including the election of Trustees... **The Trustees will call a special meeting of**

> **shareholders for the purpose of electing Trustees** if, at any time, less than a majority of Trustees holding office at the time were elected by shareholders.

[Emphasis added.]

89. To ensure that the trustees toed the line, the Investment Adviser Defendants often recruited key fund trustees from the ranks of investment adviser companies and paid them excessive salaries for their service as trustees. For example, Gary D. Black was a Managing Director of Goldman Sachs and a trustee in charge of overseeing all of the portfolios in the Goldman Sachs Fund Complex. James McNamara was a Managing Director of Goldman Sachs, a Director of Institutional Fund Sales at GSAM, and a trustee in charge of overseeing all of the portfolios in the Goldman Sachs Fund Complex. Alan A. Shuch is an Advisory Director at GSAM, a Consultant to GSAM, a Limited Partner of Goldman Sachs and a trustee in charge of overseeing all of the portfolios in the Goldman Sachs Fund Complex. Kaysie P. Uniacke is a Managing Director of GSAM, President of the Goldman Sachs Mutual Fund Complex and a trustee in charge of overseeing all of the portfolios in the Goldman Sachs Fund Complex. All other trustees are responsible for management of the Funds and oversaw all the fund portfolios in the Fund complex, which ranged from 43 to 64 during the Class Period. It is highly unlikely that the trustees properly performed their monitoring and supervisory functions with respect to each of these portfolios as required by the Investment Company Act or even could have done so. It is common for other individuals to serve on the boards of dozens of Funds such that it is likewise impracticable for them to properly perform their supervisory and monitoring functions. Rather, the Funds trustees functioned to falsely legitimize and validate the Investment Adviser Defendants' improper conduct.

90. In exchange for creating and managing the Goldman Sachs Funds, Goldman Sachs charges investors a fee comprised of a percentage of each respective Fund's average daily

net assets. Hence, the more money invested in the funds, the greater the fees paid to Goldman Sachs. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the board's dependence on assets under management, and its failure to properly manage the investment adviser, a tremendous amount of fees were paid to assets under management for services that were of no benefit to fund investors.

91. As a result of these practices, the mutual fund industry was enormously profitable ***for Goldman Sachs***. In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . **The [mutual fund] business grew 71-fold (20-fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .** [F]und vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: "Tens of thousands of independent directors, over more than six decades, have failed miserably." A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never.

[Emphasis added.]

92. Due in large part to the conflicted boardroom culture created by Goldman Sachs' trustees, Plaintiffs and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which Goldman Sachs was using, *inter alia*, so-called investment adviser fees, 12b-1 fees, Soft Dollars (as defined below), and directed brokerage commissions to improperly siphon investor assets to assist in peddling its wares on unwitting investors.

The Goldman Sachs Defendants' Improper Use of Revenue Sharing and Excessive <u>Commissions</u>

93. The Investment Adviser Defendants used revenue sharing and paid excessive commissions to broker-dealers who steered their clients into Goldman Sachs Funds as part of a *quid pro quo* "shelf-space program" arrangement between Goldman Sachs and brokerages. Such payments were used to fund sales contests and other undisclosed financial incentives to further push Goldman Sachs Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Goldman Sachs Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. As described by the National Association of Insurance and Financial Advisors:

> This practice creates numerous potential conflicts of interest, including possible incentives for broker-dealers to base their fund recommendations to customers on brokerage commission considerations rather than on whether a particular fund is the best match for a client.

See http://www.naifa.org/frontline/20040428_SEC_aa.html.

94. By paying the excessive commissions and revenue sharing to participate in "shelf-space programs," the Investment Adviser Defendants violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan. Additionally, in several actions to date against brokerages and mutual funds, the SEC, the NASD and various other government regulators have made it clear that the use of excessive commissions and revenue sharing to participate in "shelf-space programs" -- as Goldman Sachs has done here -- are highly improper.

95. The SEC has brought actions against other mutual fund companies for the same type of behavior complained about here. As stated in a recent Administrative Proceeding against MFS:

The SAIs did not adequately disclose to shareholders that MFS had entered into bilateral arrangements in which it agreed to allocate specific negotiated amounts of fund brokerage commissions, subject to best execution, to broker-dealers for "shelf space" or heightened visibility within their distribution systems.

See The March 31, 2004 SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanctions Against MFS, File No. 3-22450, *at* http://www.sec.gov/litigation/admin/ia-2224.htm [Emphasis added.]

96. Similarly, in the Administrative Proceeding against Morgan Stanley, the SEC explained:

> At issue in this matter are two distinct disclosure failures. The first relates to Morgan Stanley DW's operation of mutual fund **marketing programs in which it collected from a select group of mutual fund complexes amounts in excess of standard sales loads and Rule 12b-1 trail payments. These programs were designed to specially promote the sale of those mutual funds with enhanced compensation to individual registered representatives, known as financial advisors ("FAs"), and branch managers as well as increased visibility in its extensive retail distribution network.**

See The Morgan Stanley SEC Cease-and-Desist Order, *at* http://www.sec.gov/litigation/admin/33-8339.htm [Emphasis added.]

97. Most recently, on September 15, 2004, PIMCO entities entered into a settlement with the SEC. Similar to the allegations in this complaint against Goldman Sachs, the SEC charged PIMCO entities with failing to disclose payments for shelf-space at brokerage firms. The Press release stated:

> The Securities and Exchange Commission announced today a settled enforcement action against the investment adviser, sub-adviser, and principal underwriter and distributor for the PIMCO Funds Multi-Manager Series funds (the PIMCO MMS Funds). The suit charges the entities with **failing to disclose to the PIMCO MMS Funds' Board of Trustees and shareholders material facts and conflicts of interest that arose from their use of directed brokerage on the PIMCO MMS Funds' portfolio transactions to pay for "shelf-space" arrangements with selected broker-dealers.**

* * *

> Stephen M. Cutler, Director of the SEC's Division of Enforcement, stated, "An investment adviser's undisclosed use of mutual fund assets to defray the adviser's, or an affiliated distributor's, own marketing expenses is a breach of the adviser's duty. Our action today — like the action brought by the Commission against Massachusetts Financial Services Company some six months ago — demonstrates the Commission's resolve to ensure that mutual fund shareholders know how their money is being spent."

See http://www.sec.gov/news/press/2004-130.htm. [Emphasis added.]

98. The excessive commissions and revenue sharing payments used by Defendants, and considered improper by the SEC as noted above, did not fund any services that benefited the Goldman Sachs Funds' shareholders. These practices materially harmed plaintiffs and other members of the class from whom the illegitimate and improper fees were taken.

The Investment Adviser Defendants Used
<u>Rule 12b-1 Marketing Fees For Improper Purposes</u>

99. By paying the excessive brokerage commissions and directed brokerage, Goldman Sachs additionally violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

100. Section 12(b) of the Investment Company Act prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan and any related agreements must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made."

101. Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether such plan should be implemented or continued." The directors may continue the plan "only if the directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and sections 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the [Investment Company] Act, that **there is a reasonable likelihood that the plan will benefit the company and its shareholders."** [Emphasis added.]

102. The exceptions to the Section 12(b) prohibition on mutual fund marketing and distribution were enacted in 1980 under the theory that the marketing of mutual funds generally should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Trustee/Officer Defendants authorized, and Goldman Sachs collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees. These excessive fees were paid to the Goldman Sachs distributor as well as the brokers for pushing Goldman Sachs funds.

103. However, the purported Rule 12b-1 fees charged to Goldman Sachs Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to Goldman Sachs Funds investors. Results from the Goldman Sachs Strategic Growth Fund are typical in this regard. For example, **despite the fact that net assets for the Goldman Sachs Strategic Growth Fund increased from $92.2**

million to $146.8 million during the Class Period, the net asset value per share of the fund decreased from $12.52 per share at the year ended August 31, 1999 to $7.79 per share at the year ended August 31, 2003. Yet, during the same period, expenses charged by Defendants increased, with the ratio of net expenses to average net assets increasing from 1.44% in 1999 to 1.45% in 2003.

104. Moreover, Defendants failed to impose any 12b-1 breakpoints -- *i.e.* reductions in 12b-1 fees -- as the assets of the funds increased. The concept of breakpoints is that as fund assets increase, certain fixed costs remain the same, thereby reducing the overall costs per investor. Despite this fact, Defendants failed to impose 12b-1 breakpoints for payments that should not have increased as the size of the Fund assets increased.

105. The increase in fees while the net asset value of the fund fell was a red flag that the Trustee/Officer Defendants knowingly or recklessly disregarded. If anything, the Goldman Sachs Funds' marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. The Trustee/Officer Defendants ignored or failed to review written reports of the amounts expended pursuant to the Goldman Sachs Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required, and hence failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments harmed Goldman Sachs Funds shareholders.

106. Moreover, at least two Funds, the Goldman Sachs High Yield Municipal Fund and the Goldman Sachs Small Cap Value Fund, were closed to new investors ("the Closed Funds") and, consequently, the so-called 12b-1 fees could not possibly have been used to market and distribute them. Nevertheless, the Investment Adviser Defendants received Rule 12b-1 fees charged to the Closed Funds.

107. As discussed throughout this Complaint, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, Defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the Goldman Sachs Funds Rule 12b-1 plan. Defendants wrongfully inflated advisory fees by shifting to the Funds or investors expenses which were the responsibility of the Investment Advisers without any corresponding reduction in the advisory fees. This resulted in inflated advisory fees.

Improper Use of "Soft Dollars"

108. Investment advisers routinely pay brokers commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined **in good faith** that such amount of the commission was reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §78bb(e)(1) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, any service that "provides lawful and appropriate assistance to [the] money manager in [the] performance of his investment decisionmaking responsibilities." 15 U.S.C. §78bb Interpretive Notes and Decisions at 7. The commission amounts charged by

brokerages for selling the underlying securities in a mutual fund that are in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

109. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor by routinely using Soft Dollars as excessive commissions to pay brokers to push clients into Goldman Sachs Funds. The Investment Adviser Defendants used Soft Dollars to pay for these excessive commissions that served as kickbacks to brokers, thus charging Goldman Sachs Funds investors for costs not covered by the Section 28(e) safe harbor and that were in violation of the investment advisers' fiduciary duties. Also, based on Goldman Sachs's own proprietary research apparatus, there is demonstrably little need for reliance on outside research. As noted in the SAI:

> The Investment Advisers are **able to draw on the substantial research and market expertise of Goldman Sachs, whose investment research effort is one of the largest in the industry. The Goldman Sachs Global Investment Research Department covers approximately 2,400 companies, over 50 economies and over 25 markets. The in-depth information and analyses generated by Goldman Sachs' research analysts are available to the Investment Advisers.**
>
> For more than a decade, **Goldman Sachs has been among the top-ranked firms in Institutional Investor's annual "All-America Research Team" survey.** In addition, many of Goldman Sachs' economists, securities analysts, portfolio strategists and credit analysts have consistently been highly ranked in respected industry surveys conducted in the United States and abroad. Goldman Sachs is also among the leading investment firms using quantitative analytics (now used by a growing number of investors) to structure and evaluate portfolios.
>
> In managing the Funds, the Investment Advisers have access to Goldman Sachs' economics research. The Economics Research Department based in London, conducts economic, financial and currency markets research which analyzes economic trends and interest and exchange rate movements worldwide. The Economics Research Department tracks factors such as inflation and money supply figures, balance of trade figures, economic growth, commodity prices, monetary and fiscal policies, and political

> events that can influence interest rates and currency trends. The success of Goldman Sachs' international research team has brought wide recognition to its members. The team has earned top rankings in various external surveys such as Extel, Institutional Investor and Reuters. These rankings acknowledge the achievements of the firm's economists, strategists and equity analysts.

[Emphasis added.]

110. Consistent with this philosophy, according to Nelson Information's Directory of Investment Mangers (14th Ed. 2001), for the relevant years during the Class Period, Goldman Sachs's research sources are **80% in-house** research, and only **10% street** research and **10% consultant/other**.

111. Goldman Sachs also far exceeded the bounds of the Section 28(e) safe harbor by making payments in the guise of Soft Dollars to pay overhead costs, thus charging Goldman Sachs Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by Goldman Sachs. Goldman Sachs also paid excessive commissions to broker-dealers, which, insofar as they were given under the guise of Soft Dollars, were a sham and utterly unjustifiable in light of Goldman Sachs's in-house research apparatus. The purpose of these soft-dollar payments to firms that favored Goldman Sachs Funds was to induce the brokers to steer their clients to Goldman Sachs Funds. By paying the excessive brokerage commissions, Goldman Sachs also violated Section 12(b) of the Investment Company Act because such payments were not made pursuant to valid Rule 12b-1 plans.

112. As a result, the amounts paid for "research" were expenses that were unnecessary for management of the Funds investments because the real purpose of such payments was to push the Funds' shares. Alternatively, if such fees were necessary, the Investment Advisers were

improperly inflating its management fees for "research" that had already been conducted and was not effective.

Demand on the Boards to Take Corrective Action Would Be Futile

113. Plaintiffs have not made any demand on the Boards of Trustees (the "Boards") to institute this action for its derivative claim brought pursuant to their Investment Adviser Act in Count V below. Such demand would be a futile and useless act because the Boards are incapable of making an independent and disinterested decision for the following reasons:

114. As alleged in detail herein, each of the Trustee/Officer Defendants was appointed by, and serves at the pleasure of, the Investment Adviser Defendants. Each of the Trustee/Officer Defendants is controlled by and beholden to the Investment Adviser Defendants for his or her positions and substantial compensation as Trustees/Officers. Although as a technical matter the shareholders have a right to vote out the Trustees/Officers, the Trustees/Officers know that it is extremely unlikely if the Investment Advisers support the Trustees/Officers, which they have done throughout the Class Period. Accordingly, each of the Trustee/Officer Defendants is incapable of evaluating a demand independently and disinterestedly.

115. Because of their lack of independence from the Investment Adviser Defendants, the Trustee/Officer Defendants wrongfully approved the advisor fees, 12b-1 fees and the materially misleading disclosures in the Funds Prospectuses in each of the years they served as Trustees/Officers.

116. As alleged in detail herein, each of the Trustee/Officer Defendants knowingly participated in, approved, and/or recklessly disregarded the wrongs complained of herein. The conduct of the Trustee/Officer Defendants was in breach of their fiduciary duties and could not have been an exercise of good faith business judgment.

117. The Trustee/Officer Defendants allowed a course of conduct that prejudiced the Goldman Sachs funds as the Trustee/Officer Defendants allowed the excessive fees to be charged and shareholder investments to be used for improper purposes such as kickbacks to brokers. The payment of kickbacks to brokers who injured shareholders was conduct that should have been prevented by the Trustee/Officer Defendants, but was not.

118. The Trustee/Officer Defendants also were self-interested in the improper kickbacks paid to brokers who steered their clients' assets into the Goldman Sachs Funds in order to increase the assets in the Funds. Growth of a mutual fund is one of the keys to its survival, for if a mutual fund's assets stagnate or decrease, there is a great likelihood that the fund will be disbanded or merged with another fund. If the mutual fund is disbanded or merged, the board members for that fund necessarily lose their position on the fund's board as well as the compensation for sitting on that fund's board.

119. Additionally, each of the Trustee/Officer Defendants received substantial payments and benefits by virtue of his or her membership on one or more Boards and his or her control of dozens of Goldman Sachs Funds, as follows:

a) Defendant Bakhru oversaw 61 Portfolios in the Fund Complex and received compensation of at least $154,286 for the fiscal year ended August 31, 2002;

b) Defendant Harker oversaw 61 Portfolios in the Fund Complex and received compensation of at least $114,847 for the fiscal year ended August 31, 2002;

c) Defendant McPherson oversaw 61 Portfolios in the Fund Complex and received compensation of at least $114,847 for the fiscal year ended August 31, 2002;

d) Defendant Strubel oversaw 61 Portfolios in the Fund Complex and received compensation of at least $114,847 for the fiscal year ended August 31, 2002;

e) Defendant Smelcer oversaw 61 Portfolios in the Fund Complex and received compensation of at least $114,847 for the fiscal year ended August 31, 2002;

120. Each of the Trustee/Officer Defendants has thus benefited from the wrongdoing herein alleged and has engaged in such conduct to preserve his or her positions of control and the benefits thereof.

121. Each of the Trustee/Officer Defendants were Trustees or Officers during the Class Period, and most continue to serve as a Trustee/Officer, and the Trustee/Officer Defendants comprise the Boards. As disclosed in the SAI, Defendants Black, McNamara, Shuch and Uniacke are considered to be "Interested Trustees" because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor. Defendants Bakhru, Harker, McPherson, Smelcer, Strubel, Black, McNamara, Shuch and Uniacke have served as a Trustee/Officer of one or more Goldman Sachs Funds since 1991, 2000, 1997, 2001, 1987, 2002, 2002, 1997 and 1990 respectively. Thus, in order to bring this action for breaching their fiduciary duties, the Trustee/Officer Defendants would be required to sue themselves and their fellow Trustee/Officers with whom they have had close business and personal relationships for years. Accordingly, a majority of the Boards is incapable of evaluating a demand independently and disinterestedly.

The Prospectuses Were Materially False And Misleading

122. Plaintiffs and other members of the Class were entitled to, and did receive, one of the prospectuses (the "Prospectuses"), pursuant to which the Goldman Sachs Funds shares were offered.

123. Prospectuses are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to

invest in a mutual fund. The law requires that such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor.

124. Each of the Goldman Sachs Prospectuses issued during the Class Period failed to properly disclose to investors material information about the mutual funds and the fees and costs associated with them. As seen below, each of the Goldman Sachs Prospectuses contained the same materially false and misleading statements and omissions regarding strategies for growth, revenue sharing, directed brokerage, 12b-1 fees and Soft Dollars.

125. Each of the Goldman Sachs Prospectuses and SAIs issued during the Class Period contained substantially the same materially false and misleading statements in that they omitted key information regarding the funds' strategy for growth of assets, revenue sharing, 12b-1 fees and Soft Dollars that were required to be disclosed in "easy to understand language" such that a reasonable investor could make an informed decision whether or not to invest in the Funds.

Material Omissions Regarding Strategies for Growth

126. The December 20, 2002 Prospectus for the Goldman Sachs Capital Growth Fund ("Prospectus") is identical in substance to all Prospectuses issued during the Class Period in that it omits to state that one of the principal methods for increasing assets of the Funds was through participation in "shelf-space programs." For example, the Prospectus states:

> INVESTMENT OBJECTIVE The Fund seeks long-term growth of capital.
>
> The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase ("Total Assets") in equity investments. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of equity investments that are considered by the Investment Adviser to have long-term capital appreciation potential. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its Total Assets in foreign securities, including

> securities of issuers in emerging countries and securities quoted in foreign currencies.

This statement is materially false and misleading because it failed to disclose that one of the strategies of the Fund to increase assets was to pay brokers kickbacks to steer clients into the Funds, thereby growing Fund assets.

Material Omissions Regarding Revenue Sharing

127. The Statement of Additional Information, dated December 20, 2002, made available to Goldman Sachs Funds investors upon request for the funds offered by Goldman Sachs Trust, which includes the various classes of funds including the Goldman Sachs Capital Growth Fund and the Goldman Sachs Core Large Cap Growth Fund (the "SAI") and the Prospectus are identical in substance to all SAIs and Prospectuses issued during the Class Period in stating as follows with respect to its description of the distribution plan and method it offered its shares to the public that Defendants euphemistically referred to as "revenue sharing:"

> Goldman Sachs may enter into sales agreements with certain investment dealers and other financial service firms (the "Authorized Dealers") to solicit subscriptions for Class A, Class B and Class C Shares of the Funds.
>
> * * *
>
> The Investment Adviser, Distributor and/or their affiliates may pay, out of their own assets, compensation to Authorized Dealers, Service Organizations and other financial intermediaries ("Intermediaries") for the sale and distribution of shares of the Funds and/or for the servicing of those shares. These payments ("Additional Payments") would be in addition to the payments by the Funds described in the Funds' Prospectuses and this Additional Statement for distribution and shareholder servicing and processing, and would also be in addition to the sales commissions payable to Intermediaries as set forth in the Prospectuses.
>
> * * *
>
> The Additional Payments made by the Investment Adviser, Distributor and their affiliates may be a fixed dollar amount; may be based on the number of customer accounts maintained by an

> Intermediary; may be based on a percentage of the value of shares sold to, or held by, customers of the Intermediary involved; or may be calculated on another basis. The Additional Payments may be different for different Intermediaries. Furthermore, the Investment Adviser, Distributor and/or their affiliates may, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The Investment Adviser, Distributor and their affiliates may also pay for the travel expenses, meals, lodging and entertainment of Intermediaries and their salespersons and guests in connection with educational, sales and promotional programs subject to applicable NASD regulations.

128. The SAIs and Prospectuses are materially false and misleading in that they failed to disclose, *inter alia,* the following material and damaging adverse facts which damaged Plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space programs" whereby the broker steered clients into Goldman Sachs Funds;

(b) that the Investment Advisor Defendants used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs;"

(c) that the Investment Adviser Defendants and/or the Distributor Defendant compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(d) that such revenue sharing payments created undisclosed conflicts of interest;

(e) that the Goldman Sachs Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee/Officer Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(f) that any economies of scale achieved by marketing of the Goldman Sachs Funds to investors were not passed on to Goldman Sachs Funds investors; but rather, as the Goldman Sachs Funds grew, fees charged to Goldman Sachs Funds investors continued to increase; and

(g) that the Trustee/Officer Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants was able to systematically skim millions of dollars from the Goldman Sachs Funds.

Material Omissions Regarding 12b-1 Fees

129. The SAI and the Prospectus are identical in substance to all SAIs and Prospectuses issued during the Class Period in that under the heading DISTRIBUTION AND SERVICE PLANS it states as follows:

> The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge to the Funds, to selected Authorized Dealers and other persons in connection with the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds.
>
> * * *
>
> The distribution fees are subject to the requirements of Rule 12b-1 under the Investment Company Act of 1940, and may be used (among other things) for: Compensation paid to and expenses incurred by Authorized Dealers, Goldman Sachs and their respective officers, employees and sales representatives; Commissions paid to Authorized Dealers; Allocable overhead; Telephone and travel expenses; and Interest and other costs associated with the financing of such compensation and expenses.

130. The above statement is materially false and misleading in that it fails to state that Goldman Sachs used 12b-1 fees to participate in "shelf-space programs" to provide kickbacks to brokers for directing their clients into Goldman Sachs Funds. Additionally, the above statement is materially false and misleading for the following reasons:

(a) that the Investment Adviser Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space programs" whereby the broker steered clients into Goldman Sachs Funds;

(b) that the Investment Advisor Defendants used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs;"

(c) that the Goldman Sachs Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee/Officer Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that the Investment Adviser Defendants and/or the Distributor Defendant compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(e) that such revenue sharing payments created undisclosed conflicts of interest;

(f) that any economies of scale achieved by marketing of the Goldman Sachs Funds to investors were not passed on to Goldman Sachs Funds investors; but rather, as the Goldman Sachs Funds grew, fees charged to Goldman Sachs Funds investors continued to increase; and

(g) that the Trustee/Officer Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants was able to systematically skim millions of dollars from the Goldman Sachs Funds.

Material Omissions Regarding Soft Dollars

131. The SAI and the Prospectus are identical in substance to all SAIs and Prospectuses issued during the Class Period in that under the heading PORTFOLIO TRANSACTIONS AND BROKERAGE it states as follows:

> While the Investment Advisers generally seek reasonably competitive spreads or commissions, a Fund will not necessarily be paying the lowest spread or commission available. Within the framework of this policy, the Investment Advisers will consider research and investment services provided by brokers or dealers who effect or are parties to portfolio transactions of a Fund, the Investment Advisers and their affiliates, or their other clients. Such research and investment services are those which brokerage houses customarily provide to institutional investors and include research reports on particular industries and companies....

132. The SAIs and the Prospectuses failed to disclose, *inter alia,* the following material and damaging adverse facts regarding Soft Dollars which damaged plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space programs" whereby the broker steered clients into Goldman Sachs Funds;

(b) that the Investment Advisor Defendants used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs;"

(c) that the Investment Adviser Defendants and/or the Distributor Defendant compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(d) that such revenue sharing payments created undisclosed conflicts of interest;

(e) that the Goldman Sachs Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee/Officer Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(f) that any economies of scale achieved by marketing of the Goldman Sachs Funds to investors were not passed on to Goldman Sachs Funds investors; but rather, as the Goldman Sachs Funds grew, fees charged to Goldman Sachs Funds investors continued to increase; and

(g) that the Trustee/Officer Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants was able to systematically skim millions of dollars from the Goldman Sachs Funds.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

133. Plaintiffs bring certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who held one or more shares or like interests in any of the Goldman Sachs Funds listed on Exhibit A attached hereto between April 2, 1999 and January 9, 2004, inclusive, and who were damaged thereby. Excluded from the Class are Defendants, members of their immediate families and their

legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

134. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Goldman Sachs, the Goldman Sachs Distributor and the Goldman Sachs Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

135. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

136. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

137. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by Defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by Defendants' acts as alleged herein;

(c) whether Goldman Sachs breached its common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by Defendants to the investing public during the Class Period failed to disclose material facts about the business, operations and financial statements of the Goldman Sachs Funds; and

(e) to what extent the members of the Class have sustained damages and the proper measure of damages.

138. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

INVESTMENT COMPANY ACT CLAIMS

COUNT I

AGAINST THE INVESTMENT ADVISER DEFENDANTS AND THE TRUSTEE/OFFICER DEFENDANTS FOR VIOLATIONS OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

139. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

140. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Funds and against the Trustee/Officer Defendants for their role in the creation of the materially false and misleading Prospectuses.

141. The Investment Adviser Defendants and Trustee/Officer Defendants omitted to state facts necessary to prevent statements in registration statements and reports filed and disseminated pursuant to the Investment Company Act, in light of the circumstances under which

they were made, from being materially false and misleading. The Investment Adviser Defendants and Trustee/Officer Defendants failed to disclose the following:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services known as "shelf-space" and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor;"

(b) that the Investment Adviser Defendants and/or the Distributor Defendant compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(c) that the Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12(b) of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee/Officer Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to the Funds, the Investment Adviser Defendants and/or the Distributor Defendant were knowingly and/or recklessly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Funds to new investors were not passed on to the Funds' investors; on the contrary, as the Funds grew, fees charged to the Funds' investors continued to increase;

(f) that Defendants improperly used Soft Dollars and excessive commissions, paid from the Fund investors' assets, to pay for overhead expenses the cost of which should have been borne by Goldman Sachs and not the Funds investors; and

(g) that the Trustee/Officer Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Trustee/Officer Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Fund investors.

142. By reason of the conduct described above, the Investment Adviser Defendants and the Trustee/Officer Defendants violated Section 34(b) of the Investment Company Act.

143. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' and Trustee/Officer Defendants' violation of Section 34(b) of the Investment Company Act, the Funds investors have incurred damages.

144. Plaintiffs and other members of the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by shareholders as a result of being induced to hold the Funds, rather than by the Funds themselves.

145. The Investment Adviser Defendants and Trustee/Officer Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

AGAINST THE DISTRIBUTOR DEFENDANT, THE INVESTMENT ADVISER DEFENDANTS AND THE TRUSTEE/OFFICER DEFENDANTS PURSUANT TO SECTION 36(a) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

146. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporate the allegations contained above.

147. This Count is brought against the Distributor Defendant, the Investment Adviser Defendants and the Trustee/Officer Defendants for breach of their fiduciary duties as defined by Section 36(a) of the Investment Company Act.

148. The Distributor Defendant, the Investment Adviser Defendants and the Trustee/Officer Defendants had a fiduciary duty to the Class.

149. The Distributor Defendant, the Investment Adviser Defendants and the Trustee/Officer Defendants violated Section 36(a) by improperly charging investors in the Funds purported Rule 12b-1 marketing fees, and by drawing on assets of the Funds investors to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

150. By reason of the conduct described above, the Distributor Defendant, the Investment Adviser Defendants and the Trustee/Officer Defendants violated Section 36(a) of the Investment Company Act.

151. As a direct, proximate and foreseeable result of the Distributor Defendant's, the Investment Adviser Defendants' and the Trustee/Officer Defendants' breaches of fiduciary duties in their roles as principal underwriter, investment advisers, and trustees and officers, respectively, to the Funds' investors, the Class has incurred millions and millions of dollars in damages.

152. Plaintiffs, in this count, seek to enjoin Defendants from engaging in such practices in the future as well as recover improper Rule 12b-1 fees, Soft Dollars, excessive commissions, directed brokerage, trustees' compensation and the management fees charged the Funds by the Distributor Defendant, the Investment Adviser Defendants and the Trustee/Officer Defendants.

COUNT III

AGAINST THE DISTRIBUTOR DEFENDANT, THE INVESTMENT ADVISER DEFENDANTS AND THE TRUSTEE/OFFICER DEFENDANTS PURSUANT TO SECTION 36(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

153. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporates the allegations contained above.

154. This Count is brought by the Class against the Distributor Defendant, the Investment Adviser Defendants and the Trustee/Officer Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

155. The Distributor Defendant, the Investment Adviser Defendants, and the Trustee/Officer Defendants had a fiduciary duty to the Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Distributor Defendant, the Investment Adviser Defendants, and the Trustee/Officer Defendants.

156. The Distributor Defendant, the Investment Adviser Defendants, and the Trustee/Officer Defendants violated Section 36(b) by improperly charging investors in the Funds purported Rule 12b-1 marketing fees. They also charged excessive advisory fees under 36(b) because they improperly inflated management fees because they shifted expenses from the Investment Advisers to the Funds investors without a corresponding reduction in their management fees to reflect that shift in expense.

157. By reason of the conduct described above, the Distributor Defendant, the Investment Adviser Defendants, and the Trustee/Officer Defendants violated Section 36(b) of the Investment Company Act.

158. The Trustee/Officer Defendants received improper payments, in that they received their compensation despite the fact they violated their fiduciary duties.

159. As a direct, proximate and foreseeable result of the Distributor Defendant's, the Investment Adviser Defendants' and the Trustee/Officer Defendants' breach of their fiduciary duties in their roles as principal underwriter, investment advisers, and trustees and officers, respectively, the Class has incurred millions and millions of dollars in damages.

160. Plaintiffs, in this count, seek to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions advisor and management fees charged the Funds by the Distributor Defendant, the Investment Adviser Defendants, and the Trustee/Officer Defendants.

COUNT IV

AGAINST GOLDMAN SACHS (AS CONTROL PERSON OF THE DISTRIBUTOR DEFENDANT AND THE INVESTMENT ADVISER DEFENDANTS) FOR VIOLATION OF SECTION 48(a) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

161. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

162. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Goldman Sachs as control person of the Distributor Defendant and the Investment Adviser Defendants who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein.

163. The Distributor Defendant is liable under Sections 34(b), 36(a) and 36(b) of the Investment Company Act to the Funds as set forth herein.

164. The Investment Adviser Defendants are liable under Sections 34(b), 36(a) and 36(b) of the Investment Company Act as set forth herein.

165. Goldman Sachs was a "control person" of the Distributor Defendant and the Investment Adviser Defendants and caused the violations complained of herein. By virtue of its position of operational control and/or authority over the Investment Adviser Defendants and/or Distributor Defendant – Goldman Sachs, directly and indirectly, had the power and authority, and exercised the same, to cause the Distributor Defendant and/or the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

166. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Goldman Sachs is liable to Plaintiffs to the same extent as are the Distributor Defendant and the Investment Adviser Defendants for their primary violations of Sections 34(b), 36(a) and 36(b) of the Investment Company Act.

167. By virtue of the foregoing, the Funds, Plaintiffs and other Class members are entitled to damages against Goldman Sachs.

INVESTMENT ADVISER ACT CLAIMS

COUNT V

AGAINST THE INVESTMENT ADVISER DEFENDANTS UNDER SECTION 215 OF THE INVESTMENT ADVISERS ACT FOR VIOLATIONS OF SECTION 206 OF THE INVESTMENT ADVISERS ACT DERIVATIVELY ON BEHALF OF THE FUNDS

168. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

169. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

170. The Investment Adviser Defendants had advisory contracts with the Funds and served as "investment advisers" to the Funds and other members of the Class pursuant to the Investment Advisers Act. The Funds, and their shareholders, were the intended beneficiaries of these advisory contracts and investment advisor services.

171. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

172. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Funds. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Funds were able to and did control the fees charged and collected, and otherwise control the operations of the Funds.

173. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments

of Soft Dollars; (3) making unauthorized payments in exchange for "shelf-space;" and (4) charging excessive and improper commission payments used to pay off brokers.

174. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the Funds, the Funds were damaged.

175. The Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

NEW YORK GENERAL BUSINESS LAW § 349 CLAIMS

COUNT VI

AGAINST ALL DEFENDANTS FOR VIOLATION OF NEW YORK GENERAL BUSINESS LAW §349

176. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

177. This Count is brought pursuant to Section 349(h) of the New York General Business Law against all Defendants who misrepresented and omitted to inform Plaintiffs and the Class through uniform materials, and/or participated in the deceptive acts and practices alleged of herein, that fees paid by class members would be used for purposes other than that which they were actually used. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of all Defendants.

178. Plaintiffs and other members of the Class never knew, nor could they have known, from reading the Fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, commissions and other payments complained about herein to improperly and illegally siphon assets from the Funds.

179. These omissions, misrepresentations and practices alleged herein were unfair and deceptive when made and were made with the intent to, and did, (a) deceive Plaintiffs and the members of the Class, and (b) induce plaintiffs and members of the Class to purchase and hold the Funds, in violation of Section 349.

180. By virtue of the foregoing, Plaintiffs and other Class members are entitled to damages against all Defendants.

BREACH OF FIDUCIARY DUTY CLAIMS

COUNT VII

BREACH OF FIDUCIARY DUTY AGAINST THE INVESTMENT ADVISER DEFENDANTS ON BEHALF OF THE CLASS

181. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

182. As advisers to the Funds that were made up of Plaintiffs' and other Class members' investments, the Investment Adviser Defendants were fiduciaries to the Plaintiffs and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

183. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiffs and the Class.

184. Plaintiffs and the Class have been specifically injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

185. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VIII

BREACH OF FIDUCIARY DUTY AGAINST THE TRUSTEE/OFFICER DEFENDANTS ON BEHALF OF THE CLASS

186. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

187. As the Funds trustees, the Trustee/Officer Defendants had a fiduciary duty to the Funds and Funds investors to supervise and monitor the Investment Adviser Defendants.

188. The Trustee/Officer Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized payments in exchange for "shelf-space;" and (4) charging excessive and improper commission payments to brokers.

189. Plaintiffs and the Class have been specifically injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

190. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT IX

AIDING AND ABETTING A BREACH OF FIDUCIARY DUTY AGAINST ALL DEFENDANTS ON BEHALF OF THE CLASS

191. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

192. At all relevant times herein, the brokerages, such as Edward Jones, AG Edwards, Salomon Smith Barney, Merrill Lynch and Wachovia Securities, among others, that sold the

Funds had fiduciary duties of loyalty to their clients, including Plaintiffs and other members of the Class.

193. Defendants knew or should have known that the brokerages had these fiduciary duties.

194. By accepting improper Rule 12b-1 fees, Soft Dollars, excessive commissions and other payments from Goldman Sachs in exchange for aggressively pushing the Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiffs and the other members of the Class.

195. Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

196. Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiffs and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, Defendants are liable therefore.

197. As a direct, proximate and foreseeable result of Defendants' knowing participation in the brokerages' breach of fiduciary duties, Plaintiffs and the Class have suffered damages.

198. Because Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, Defendants are liable for punitive damages in an amount to be determined by the jury.

UNJUST ENRICHMENT CLAIMS

COUNT X

AGAINST ALL DEFENDANTS FOR UNJUST ENRICHMENT ON BEHALF OF THE CLASS

199. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

200. Defendants have benefited from their unlawful acts through the excessive and improper fees they charged and received from Plaintiffs and the other members of the Class. It would be inequitable for Defendants to be permitted to retain the benefit of these overpayments, which were conferred by Plaintiffs and the other members of the Class and retained by Defendants.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as the Class representatives and Plaintiffs' counsel as Class counsel under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Goldman Sachs Funds rescission of their contracts with Goldman Sachs, including recovery of all fees which would otherwise apply, and recovery of all fees paid to Goldman Sachs;

E. Ordering an accounting of all Goldman Sachs Fund-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure that Plaintiffs and the Class have an effective remedy;

H. Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: November 17, 2004

MILBERG WEISS BERSHAD & SCHULMAN LLP

By: [signature]
Jerome M. Congress (JC - 2060)
Janine L. Pollack (JP - 0178)
Kim E. Levy (KL - 6996)
Michael R. Reese (MR - 3183)
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Plaintiffs' Lead Counsel

STULL, STULL & BRODY
Jules Brody (JB - 9151)
Aaron Brody (AB - 5850)
Tzivia Brody (TB - 7268)
6 East 45th Street
New York, New York 10017
(212) 687-7230

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East
Suite 400
Bala Cynwyd, Pennsylvania 19004
(610) 667-7706

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center - Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
(410) 332-0030

Plaintiffs' Executive Committee

WEISS & LURIE
Joseph H. Weiss (JW - 4534)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
Samuel H. Rudman
David Rosenfeld
200 Broadhollow, Suite 406
Melville, New York 11747
(631) 367-7100

Additional Plaintiffs' Counsel

EXHIBIT A

EXHIBIT A

The Goldman Sachs Funds

Goldman Sachs Balanced Fund
Goldman Sachs Concentrated Growth Fund
Goldman Sachs Small Cap Value Fund
Goldman Sachs Mid Cap Value Fund
Goldman Sachs Growth Opportunities Fund
Goldman Sachs Strategic Growth Fund
Goldman Sachs Capital Growth Fund
Goldman Sachs Research Select Fund
Goldman Sachs Large Cap Value Fund
Goldman Sachs Growth And Income Fund
Goldman Sachs Core Small Cap Equity Fund
Goldman Sachs Core Large Cap Growth Fund
Goldman Sachs Core Large Cap Value Fund
Goldman Sachs Core U.S. Equity Fund
Goldman Sachs Asia Growth Fund
Goldman Sachs Emerging Markets Equity Fund
Goldman Sachs International Growth Opportunities Fund
Goldman Sachs Japanese Equity Fund
Goldman Sachs European Equity Fund
Goldman Sachs International Equity Fund
Goldman Sachs Core International Equity Fund
Goldman Sachs Balanced Strategy Portfolio
Goldman Sachs Growth and Income Strategy Portfolio
Goldman Sachs Growth Strategy Portfolio
Goldman Sachs Aggressive Growth Strategy Portfolio
Goldman Sachs High Yield Fund
Goldman Sachs High Yield Municipal Fund
Goldman Sachs Global Income Fund
Goldman Sachs Core Fixed Income Fund
Goldman Sachs Municipal Income Fund
Goldman Sachs Government Income Fund
Goldman Sachs Short Duration Tax-Free Fund
Goldman Sachs Short Duration Government Fund
Goldman Sachs Ultra-Short Duration Government Fund
Goldman Sachs Enhanced Income Fund
Goldman Sachs Internet Tollkeeper Fund
Goldman Sachs Core Tax-Management Equity Fund
Goldman Sachs Real Estate Securities Fund
Goldman Sachs ILa Prime Obligations Portfolio
Goldman Sachs ILa Tax-Exempt Diversified Portfolio

EXHIBIT B

VERIFICATION

I, Lois Burke, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

DATED: November 16, 2004

Lois Burke

VERIFICATION

We, Maurice I. Rosenthal and Arlene F. Rosenthal, hereby verify under penalty of perjury that we have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of our knowledge, information and belief.

DATED: November 17, 2004

Maurice Rosenthal

Arlene F. Rosenthal

CERTIFICATE OF SERVICE

I, Michael R. Reese, do hereby certify that, on November 17, 2004, I caused a copy of the Consolidated Amended Complaint to be served by U.S. Mail and electronic mail upon the following:

SULLIVAN & CROMWELL, LLP
Gandolfo V. DiBlasi
Richard H. Klapper
Maite Aquino
Sharon L. Nelles
Suhana S. Han
125 Broad Street
New York, New York 10004

SWIDLER BERLIN SHEREFF FRIEDMAN, LLP
David S. Hoffner
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

DRINKER BIDDLE & REATH LLP
Alfred W. Putnam, Jr.
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103-6996

Michael R. Reese

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